Exhibit 99.3

RESTRICTED STOCK AGREEMENT

THIS RESTRICTED STOCK AGREEMENT is dated as of _______________ (the “Grant Date”) between JOHNSON OUTDOORS INC., a Wisconsin corporation (the “Company”), and __________________ (“Recipient”).

RECITALS

A.
The Company has adopted the Johnson Outdoors Inc. 2020 Long-Term Stock Incentive Plan (the “Plan”) to provide eligible participants with the opportunity to acquire a proprietary interest, or otherwise increase their proprietary interest, in the Company. Capitalized terms not defined herein shall have the meanings assigned such terms in the Plan.

B.
In Connection with Recipient’s provision of services to and for the benefit of the Company or its affiliates (“Company Control Group”), the Company has agreed to issue certain shares of its Class A Common Stock, par value $.05 per share (the “Class A Stock”), to Recipient pursuant to the terms and conditions of the Plan.

C.
As a condition to the issuance of the Class A Stock to Recipient, the Company and Recipient desire to impose certain restrictions on the shares of Class A Stock granted pursuant to the terms of this Agreement.

AGREEMENTS

In consideration of the recitals and the mutual agreements which follow, the Company and Recipient agree as follows:

1.
Grant of Restricted Shares. The Company hereby grants and issues ________ shares of the Class A Stock (the “Restricted Shares”) to Recipient. Promptly following the execution and delivery of this Agreement by Recipient, the Company shall cause the Restricted Shares to be delivered to Recipient electronically containing the legend set forth in Section 7 below.

2.	Vesting and Forfeiture of Restricted Shares.

(a)
General Vesting. Subject to the forfeiture provisions of section 2(b) and the accelerated vesting provisions of section 2(c), all of the Restricted Shares shall vest on the fourth anniversary date of the Grant Date (“Vesting Date”). All Restricted Shares which shall have vested are referred to herein as “Vested Shares.” All Restricted Shares which are not vested are referred to herein as “Unvested Shares.” Upon vesting, the Restricted Shares shall no longer be subject to forfeiture pursuant to section 2(b) of this Agreement.

(b)
Forfeiture Rights. The Unvested Shares shall immediately be forfeited to the Company if, prior to the Vesting Date, the Recipient’s employment with the Company Control Group terminates for any reason, other than as described in section 2(c)(ii) below. Upon any such forfeiture pursuant to this section 2(b), Recipient shall have no rights to such Unvested Shares and such Unvested Shares shall be deemed transferred to the Company, and the Company shall be deemed the owner and holder of such shares.

(c)	Special Vesting.

(i)
Change in Control. All Unvested Shares shall automatically and immediately vest immediately prior to the effective date of a Change in Control and this Agreement shall terminate.  For purposes of this Agreement, Change in Control shall have the same meaning as provided under the Plan.

(ii)
Termination as a Result of Death, Disability or Retirement. Notwithstanding anything herein to the contrary, if Recipient’s employment with the Company terminates (i) as a result of Recipient’s death, (ii) because Recipient suffers a Disability (as defined below) or (iii) voluntarily by Recipient after age 65, then in each such case the Restricted Shares shall be deemed fully vested and shall become Vested Shares. For purposes of this Agreement, “Disability” shall mean mental or physical impairment such that the Recipient is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months.

(iii)
Preservation of Rights. This Agreement shall not in any way affect the right of the Company to adjust, reclassify, reorganize or otherwise change its capital or business structure of the Company Control Group, or to merge, consolidate, dissolve, liquidate or sell or transfer all or any part of its business or assets.

3.
Shareholder Rights. Regardless of whether the Restricted Shares are considered Unvested Shares under the terms of this Agreement, Recipient shall have all the rights of a shareholder (including voting and dividend rights) with respect to the Restricted Shares.

4.
Restrictions on Transfer. Recipient shall not sell, assign, transfer, pledge, encumber or dispose of all or any of the Restricted Shares, either voluntarily or by operation of law, at any time prior to the Vesting Date. Any attempted transfer of any Restricted Shares in violation of this Section 4 shall be invalid and of no effect.  Notwithstanding the preceding, the following transfers or other dispositions shall not be deemed to be a violation of the transfer restrictions set forth herein:

A gift or other transfer of Restricted Shares issued to (i) any trust or other estate in which such Recipient has a substantial beneficial interest or as to which such Recipient serves as a trustee or in a similar capacity of (ii) any relative or spouse of such Recipient, or any relative of such spouse; provided that any Restricted Shares transferred by gift or otherwise pursuant to this subparagraph will continue to be subject to the non-transfer restrictions of this section 4 as though such Restricted Shares were held by the Recipient.

5.
Taxes. The Company’s obligation to deliver the Restricted Shares to Recipient shall be subject to the satisfaction of all applicable federal, state and local income and employment tax withholding requirements (“Withholding Taxes”). Any taxes of any kind required by law to be withheld with respect to such Restricted Shares shall be satisfied by the Company withholding Shares or cash otherwise deliverable or payable to the Recipient (provided, however, that the amount of any Shares so withheld shall not exceed the amount necessary to satisfy required Federal, state, local and non-United States withholding obligations using the minimum statutory withholding rates for Federal, state, local or non-U.S. tax purposes, including payroll taxes, that are applicable to supplemental taxable income), pursuant to any procedures, and subject to any limitations as the Company may prescribe and subject to applicable law, based on the fair market value of the Shares on the payment date.  Regardless of any action the Company takes with respect to any or all tax withholding (including social insurance obligations, if any), the Recipient acknowledges that the ultimate liability for all such taxes is and remains the Recipient’s responsibility (or that of the Recipient’s beneficiaries, heirs, assigns, agents or legal representatives), and that the Company does not:  (a) make any representations or undertakings regarding the treatment of any tax withholding in connection with any aspect of the Restricted Shares, including the grant or vesting thereof, the subsequent sale of Shares and the receipt of any dividends; or (b) commit to structure the terms of the Restricted Shares or any aspect of the Restricted Shares to reduce or eliminate the Recipient’s (or his or her beneficiary’s) liability for such tax.

Recipient has been advised to consult with his or her own tax advisors regarding the federal, state and local tax consequences of this investment and the transactions contemplated by this Agreement.  Recipient is relying solely on such advisors and not on any statements or representations of the Company or any of its agents.  Recipient understands that Recipient (and not the Company) shall be responsible for Recipient’s own tax liability that may arise as a result of the transactions contemplated by the Agreement.  Recipient acknowledges that he or she has been informed that he or she may make an election under Section 83(b) of the Internal Revenue Code of 1986, as amended, with respect to the Restricted Shares and that Recipient is solely responsible for making or not making a timely Section 83(b) Election (and obtaining tax advise concerning whether and how to make such election).   Recipient hereby agrees to deliver to the Company a signed copy of any document Recipient may execute and file with the Internal Revenue Service evidencing a section 83(b) Election, and to deliver such copy to the Company prior to, or promptly upon, such filing, accompanied by a cash payment in the amount the Company anticipates is required to fulfill the Withholding Taxes.

6.
Adjustments for Stock Splits, Stock Dividends, Etc. If, from time to time during the term of this Agreement, there is any stock split, reverse stock split, stock dividend, stock distribution or other reclassification of the Class A Stock, any and all new, substituted or additional securities to which Recipient is entitled by reason of Recipient’s ownership of the Restricted Shares shall be immediately subject to the forfeiture and other provisions of this Agreement in the same manner and to the same extent as the Restricted Shares. If the Restricted Shares are converted into or exchanged for, or shareholders of the Company receive by reason of any distribution in total or partial liquidation, securities of another corporation, or other property (including cash), pursuant to any merger of the Company or acquisition of its assets, other than pursuant to a Change in Control under Section 2(c)(i), then the rights of the Company under this Agreement shall inure to the benefit of the Company’s successor and, to the extent applicable, this Agreement shall apply to the securities or other property received upon such conversion, exchange or distribution in the same manner and to the same extent as the Restricted Shares.

7.
Legends. The shares evidencing the Restricted Shares issued hereunder shall be endorsed with the following legend (in addition to any legend required under applicable federal or state securities laws) and the Company may issue stop-transfer instructions with its transfer agent in connection with such legend:

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN RESTRICTIONS UPON TRANSFER AND TO CERTAIN FORFEITURE PROVISIONS AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE SHAREHOLDER, A COPY OF WHICH IS ON FILE WITH THE VP, HUMAN RESOURCES OF THE COMPANY.

The legend set forth above shall be removed from the certificates evidencing the Restricted Shares upon the Vesting Date unless such Restricted Shares have been forfeited prior to the Vesting Date pursuant to Section 2, above.

8.	Miscellaneous.

(a)
Severability; Binding Effect; Successors and Assigns. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement and each other provision of this Agreement shall be severable and enforceable to the extent permitted by law. The provisions of this Agreement shall inure to the benefit of, and be binding upon, the Company and its successors and assigns and Recipient and his or her legal representatives, heirs, legatees, distributes, assigns and transferees.

(b)
No Rights To Continued Service. Nothing in this Agreement shall confer upon Recipient any right to continue in the employment of the Company for any period of time or interfere with or restrict in any way the rights of the Company or Recipient to terminate the employment of Recipient at any time for any reason whatsoever, with or without cause.

(c)	Entire Agreement. This Agreement constitutes the entire agreement between the parties, and supersedes all prior agreements and understandings, relating to the subject matter of this Agreement.

(d)
Amendment. This Agreement may be amended by the Company at any time, provided that no such amendment, without the written consent of the Recipient, shall adversely affect the rights of the Recipient granted hereunder.

(e)
Governing Law. The validity, construction, and effect of the Agreement, any dispute over interpretation of Agreement terms or any claims for benefits, breach of duty, or for other relief, and any rules and regulations relating to the Agreement shall be determined in accordance with the laws of the State of Wisconsin and applicable federal law.  Any proceeding relating to the Agreement must be commenced in the courts of the State of Wisconsin or of the United States of America, in each case located in Racine County, Wisconsin, and such courts shall have exclusive jurisdiction thereover.  Service of process, summons, or notice by U.S. registered mail shall be effective with respect to any such proceeding, if directed to the Company at its principal executive offices to the attention of the Sr. Managing Director,  Legal Affairs.  All other notices or communications otherwise required or permitted under the Agreement shall be in writing and (a) sent by overnight courier, (b) mailed by certified or registered mail, return receipt requested, or (c) by telecopier to such address.

(f)	Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

(g)
The Recipient of the award of Restricted Stock acknowledges and agrees that the grant of shares of Restricted Stock subject to this Agreement and all prior grants of shares of Restricted Stock under the Johnson Outdoors Inc. 2020 Long-Term Stock Incentive Plan, any other plan adopted by the Company of which Recipient is a participant and has received an award is subject to any clawback policy, restoration or repayment rules or similar policy adopted now or in the future by the Company, or otherwise by  operation of law.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

JOHNSON OUTDOORS INC.

BY
Its	Vice President – Human Resources

RECIPIENT:

Recipient’s Signature

Print Name of Recipient